N-SAR Item 77.D.  Policies with Respect to Security Investment

     At a meeting held on January 26, 2006, the Board of Trustees of Dreyfus Premier Opportunity Funds (the "Trust") approved changing Dreyfus Premier Natural Leaders Fund's name to Dreyfus Premier Natural Resources Fund (the "Fund") effective February 1, 2006. In addition, effective February 1, 2006, the Board of Trustees approved changing the Fund's investment policy so that under normal circumstances, the Fund invests at least 80% of its assets in stocks of companies in the natural resources and natural resources related sectors, and adopting a non-fundamental policy to provide the Fund's shareholders with at least 60 days' prior notice of any change to its policy to so invest 80% of its assets. These changes, with respect to the Fund, were reflected in a Post Effective Amendment to the Trust's Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on January 27, 2006.

     At a meeting held on July 12, 2006, the Board of Trustees of the Trust approved, effective July 17, 2006, modifying the Dreyfus Premier Enterprise Fund's (the "Enterprise Fund") definition of micro-cap companies to those companies that, at the time of initial purchase, have market capitalizations of less than $650 million. These changes were reflected in a Supplement, dated July 13, 2006, to the Enterprise Fund's Prospectus, dated February 1, 2006, which was filed with the Securities and Exchange Commission on July 13, 2006.